Caledonia Mining Proposes Initial Dividend, Stated Capital Reduction, and a Share Consolidation

Toronto, Ontario November 19, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), is pleased to announce that it proposes to pay an initial dividend of 0.5 cents (i.e. $0.005) per ordinary share.

Highlights

  Caledonia proposes to pay an initial dividend of 0.5 of a cent per share on a pre-consolidation basis (equivalent to $0.05 on a post-consolidated common share basis).

Driven by the Company’s sustainable business model and significant free cash generation.
Caledonia believes the combination of a dividend combined with Caledonia’s continued growth is the appropriate way to optimize its capital structure and enhance shareholder value.

  Caledonia’s strategy will be to continue to invest, principally in its projects in Zimbabwe and Zambia.

  The proposed dividend will only be declared after Caledonia shareholders have approved the Stated Capital Reduction.

  After the dividend declaration, it is further proposed to consolidate the Company’s common shares on the basis of 1 new Caledonia share for 10 existing Caledonia shares.

  A Special Meeting of Caledonia’s shareholders will be held in late January 2013 at which shareholders will vote on resolutions to effect the reduction in Stated Capital and share consolidation.

Mr Stefan Hayden, Caledonia’s President and Chief Executive Officer said: “I am delighted to announce Caledonia’s maiden dividend.  Over the past 3 years Caledonia has become a profitable and cash generative company with exciting growth and investment opportunities.  In light of our cash position and strong cash generation, the Caledonia Board feels it appropriate to propose a dividend of one-half cent per existing common share and is confident that the proposed dividend will not reduce our ability to continue to invest in our exciting portfolio of assets, expanding gold production at Blanket, and continuing exploration on our Nama Project”.

Further Information

Dividend Policy

Caledonia continues to generate significant free cash flow and believes that its business model is sustainable. Caledonia’s first priority will be to continue to invest in its current and new projects.  Caledonia’s cash flow provides the financial capacity to distribute cash to its shareholders without adversely affecting liquidity or the ability to continue to invest for future growth.  The Board will annually review the Company’s ability to pay a dividend with regard to its cash resources, prospective cash generation and investment opportunities at that time.  The next review will take place in May 2013 after the finalisation of the annual financial statements for the calendar year 2012.

Caledonia believes that the combination of a dividend with Caledonia’s continued growth is the appropriate way to enhance shareholder value at this time.

As noted below, Caledonia’s ability to declare and pay the dividend is conditional upon shareholders approving a reduction in its Stated Capital which is detailed below.  Accordingly, the dividend will not be payable until the Stated Capital reduction is implemented.  The record date for determining shareholders entitled to receive the dividend will then be determined and announced thereafter.

Reduction in Stated Capital

The reduction is necessitated by the provisions of the Canada Business Corporations Act, the Act under which the Company exists, which states that a company cannot pay dividends if its Stated Capital plus liabilities exceeds the realizable value of the company’s assets.  The Company’s Stated Capital, which as shown in the Company’s September 30, 2012 unaudited balance sheet is $196,657,000, is a reflection of historical capital raising via share issues. The proposed capital reduction will not affect the Company’s operations or the value of the Company or its issued shares.  Caledonia’s Board considers that, notwithstanding the on-going development of the Company’s properties and its increased earnings, it cannot at this stage be conclusively determined that the Company’s assets have a current realizable value in excess of the current Stated Capital plus liabilities.  Management, in conjunction with its financial advisors, will, prior to the mailing of the Notice calling the Special Meeting, finalise the calculations necessary to determine the extent of the reduction in the Stated Capital that will be required, and circulate the requisite documentation to shareholders.

Share Consolidation

Caledonia has 507,899,280 shares outstanding, the closing price of which on the Toronto Stock Exchange on November 15, 2012 was 11 cents per share.  Caledonia’s Management believes the large number of issued shares and the low current share trading price discourages new investors.  Accordingly and only after payment of the dividend, Caledonia proposes to consolidate its shares in issue on the basis of one (1) new Caledonia share for every 10 existing Caledonia shares.  Caledonia expects that the reduced number of shares in issue, in conjunction with its growth profile and new dividend policy, will increase the attraction of Caledonia to investors.

Caution regarding Forward-Looking Information and Statements

This news release contains certain forward-looking statements regarding Caledonia and the proposed Special Meeting and dividend.  These statements are based upon assumptions regarding Caledonia’s current operating results and current intentions of Management of Caledonia.  Actual developments may differ as a result of risks relating to market conditions, global political uncertainties, investor reaction and the timing of the special Meeting.  Caledonia disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com

Notes to Editors:

Background on Caledonia

Caledonia is a mining company, whose major asset is the Blanket gold mine in Zimbabwe (“Blanket”).  Blanket produced 12,918 ounces of gold at an average cash cost of $508 in the quarter ended September 30, 2012 and has an attractive portfolio of exploration and development projects.  Caledonia also owns the Nama base metal exploration project in Zambia (“Nama”).  Exploration at Nama has identified a new copper-bearing mineralised zone. Further work is in progress at Nama with the objectives of identifying a possible extension to the mineralised zone and improving the confidence level of the resource data.

As at September 30, 2012 Caledonia had net cash and cash equivalents of $24,615,000.